

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

<u>Via E-mail</u>
Robert F. Kuzloski
Executive Vice President & Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

> **Re: Validus Holdings, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 18, 2011**
> **File No. 001-33606**

Dear Mr. Kuzloski:

We have reviewed your July 12, 2011 response to our June 30, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Loss and Loss Expenses, page 70</u>

1. Regarding your response to comment one, please address the following:
   - Explain how you determined the amount of losses to record as part of your explicit reserve for potential development on notable losses. Specifically address how you determined the $20 million and $30 million amounts recorded during the second and third quarter of 2010, respectively;
   - Explain how you determined the amount of reserve to allocate to specific notable events. For example, how did you determine the $19.2 million to allocate to the development on the Chilean Earthquake in the second quarter 2010 and the $16.6 million that was allocated to the development on the New Zealand Earthquake;
   - Explain how you determined the $50 million loss incurred in the first quarter 2011 which increased your reserve for potential development on notable losses to $83.4

million and why no amounts were allocated to a specific loss in either the fourth quarter 2010 or the first quarter 2011; and

- Provide us revised proposed disclosure to be included in future filings that describes your methodology for determining the explicit reserve for potential development on notable losses as well as the assumptions used. In this regard, we note your critical accounting policy on page 51 only states that this reserve is included in your IBNR process, however, your response provides slightly more detailed information as to the methods used to determine this reserve.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant